Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) for the three months ended March 31, 2011 is as of May 16, 2011. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three months ended March 31, 2011 and our MD&A for the year ended December 31, 2010. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular and other diseases. We have one product, BRINAVESS™, approved for marketing in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.  Our lead clinical programs are also focused on the treatment of atrial fibrillation, an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We also have a program for GED-aPC, an engineered analog of recombinant human activated Protein C, and have pre-clinical projects directed at various therapeutic indications.

Vernakalant (iv)

Together with our collaboration partners, Astellas US LLC (“Astellas”), who has marketing rights to the intravenous formulation of vernakalant hydrochloride (“vernakalant (iv)”) in Canada, the United States and Mexico, and Merck & Co., Inc. (“Merck”), who has marketing rights to vernakalant (iv) in the rest of the world, we continue to be involved in the development of vernakalant (iv), a product candidate for the conversion of recent onset atrial fibrillation to sinus rhythm in adults.

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4, in conjunction with our North American co-development partner Astellas.

In early 2007, the New Drug Application (“NDA”) for vernakalant (iv), filed by Astellas in 2006, was accepted for review by the United States Food & Drug Administration (“FDA”).  We were informed that the expected action date under the U.S. Prescription Drug User Fee Act (“PDUFA”) was October 19, 2007.  In Q3-2007, we announced that the FDA would be extending the review period for the NDA for vernakalant (iv) to January 19, 2008.  In Q4-2007, together with Astellas, we participated in a panel review conducted by the Cardiovascular and Renal Drugs Advisory Committee and announced that the panel members voted 6 to 2 in favour of recommending to the FDA that vernakalant (iv) be approved for rapid conversion of acute atrial fibrillation to sinus rhythm. In Q1-2008, we announced that Astellas was informed by the FDA that a decision had not yet been made regarding the NDA for vernakalant (iv) and that the FDA did not provide an action letter prior to the target PDUFA action date. In Q1-2008, we initiated a Phase 3 European Comparator Study (the “AVRO study”) for vernakalant (iv). In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application was approvable.  In Q3-2009, we announced that, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009.  In Q3-2010, we announced that Astellas suspended patient enrollment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue, however the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study.

In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (iv) with an affiliate of Merck & Co., Inc. (“Merck”), providing Merck with exclusive rights to vernakalant (iv) outside of the United States, Canada and Mexico (collectively “North America”).  Under the agreement, further development efforts and expenses for vernakalant (iv) outside of North America are the responsibility of Merck, notwithstanding the AVRO study, which was funded by us. In Q3-2009, we announced that Merck had filed a Marketing Authorisation Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (iv) in the European Union, triggering a $15 million milestone payment to us.  In Q4-2009, we announced that the AVRO study was completed and met its primary endpoint of achieving statistical significance in demonstrating the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.  In Q2-2010, we announced final results from the AVRO study, which showed that vernakalant (iv) was superior to amiodarone injection, in converting patients’ heart rates from atrial fibrillation to sinus rhythm within 90 minutes of the start of administration. The results of the study were presented at Heart Rhythm 2010, the annual meeting of the Heart Rhythm Society. In Q2-2010, we also announced that the Committee for Medicinal Products for Human Use of the EMA recommended marketing approval for vernakalant (iv) for the conversion of recent onset atrial fibrillation to sinus rhythm in adults.

In Q3-2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days or less and for post-cardiac surgery patients with atrial fibrillation of three days or less.  The approval triggered a $30 million milestone payment to us from Merck.  BRINAVESS™ has been commercially launched by Merck in a number of countries, and further product launches are planned for the remaining countries for which marketing approval has been obtained.  In addition, Merck is currently enrolling patients in a Phase 3 Asia Pacific study that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained.

Vernakalant (oral)

Together with our collaboration partner, Merck, who has global marketing rights to the oral formulation of vernakalant hydrochloride (“vernakalant (oral)”), we continue to be involved in the development of vernakalant (oral), a product candidate for the long-term prevention of atrial fibrillation recurrence.

In 2006, we announced positive results from a Phase 2a pilot study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally.  Further development efforts and expenses for vernakalant (oral) globally are the responsibility of Merck.  In December 2010, we announced that Merck’s current review of vernakalant (oral) was complete, and that Merck has confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011.

GED-aPC

In Q2-2007, we acquired exclusive worldwide rights to GED-aPC, an engineered analog of recombinant human activated Protein C, for all indications. In Q4-2007, we announced initiation of a Phase 1 study for GED-aPC.  In Q3-2009, we announced that enrolment in this trial was completed.  Results from this study are expected to be released in 2011. We also announced the decision that future development and commercialization of the GED-aPC technology, currently held in a subsidiary company, will be funded either externally or via a partnership with another life sciences company. We are seeking external capital to fund future activities related to the development of GED-aPC. We may choose to co-invest in the venture to maintain an equity interest. Under a collaborative research and development agreement (CRDA) with the US Army Medical Research Institute of Infectious Diseases (“USAMRIID”), we are supplying GED-aPC in support of a non-clinical investigation into the potential therapeutic benefit of GED-aPC in an infectious disease. The study is funded by the US Department of Defense, Defense Threat Reduction Agency and will conclude in 2011.

CORPORATE DEVELOPMENT

Long-term debt

In Q1-2010, we announced that Merck, through an affiliate, advanced $25.0 million to us pursuant to a $100.0 million secured, interest-bearing credit facility granted to us under the collaboration and license agreement with Merck. This credit facility can be accessed in amounts of up to $25.0 million annually, subject to certain minimums, from January 1, 2010 to December 31, 2013. We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2016.

Shelf Registration Statement

In Q4-2010, we announced that we filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.  The filing was intended to restore the original capacity which was available to us under our previous base shelf prospectus, which expired in Q4-2010.  The base shelf prospectus allows us to offer up to $250.0 million of common shares, preferred shares, debt securities and warrants from time to time over a 25-month period. In January 2011, we received a receipt from the Canadian securities regulatory authorities for the final short form base shelf prospectus, and the shelf registration statement became effective.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	FDA New Drug Application (NDA)	ACT 5 trial initiated in Q4-2009. Patient enrollment currently suspended.	$ 98.1

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™.

	European Comparator (AVRO) Study	Final results released in Q2-2010.

	Phase 3 Asia Pacific study	Patient enrollment initiated in Q3-2010.
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	108.8
GED-aPC	Phase 1	Phase 1 study completed. Results to be released in 2011.	16.1
	USAMRIID study	Ongoing
Current Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	6.0

The following provides a description of our clinical development efforts for each of our projects during the quarter:

Vernakalant (iv)

During Q1-2011, we continued to support Merck in the development and commercialization of vernakalant (iv) outside of North America.  Further development efforts for vernakalant (iv) outside of North America are now the responsibility of Merck. We also continued to support Astellas with the development of vernakalant (iv) in North America, including the ongoing ACT 5 trial, for which patient enrollment is currently suspended.

Vernakalant (oral)

During Q1-2011, we continued to support Merck in the development of vernakalant (oral). Further development efforts for vernakalant (oral) globally are now the responsibility of Merck.

GED-aPC

During Q1-2011, we continue to seek external capital to fund continued clinical development of GED-aPC.  Further development of GED-aPC is not expected to begin until such funding is obtained. Under a CRDA with USAMRIID, we are supplying GED-aPC in support of a non-clinical investigation into the potential therapeutic benefit of GED-aPC in an infectious disease. The study is funded by the US Department of Defense, Defense Threat Reduction Agency and will conclude in 2011.

Other Projects

We continue to conduct pre-clinical research and development work on our internal early stage assets as well as review the external world for later stage and commercial assets.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, assessment of acquired in-process research and development, clinical trial accounting, revenue recognition, stock-based compensation expense, and estimation of income tax.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting.  These and other significant accounting policies are described more fully in Notes 3 and 20 of our annual consolidated financial statements for the year ended December 31, 2010. There have been no changes in these accounting policies during the three months ended March 31, 2011, except as described below.

Changes in Significant Accounting Policies

Multiple-Deliverable Revenue Arrangements:

On January 1, 2011, we prospectively adopted amendments issued by the Financial Accounting Standards Board (“FASB”) associated with multiple-deliverable revenue arrangements. These amendments (a) provide principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; (c) eliminate the use of the residual method and require an entity to allocate the revenue using the relative selling price method; and (d) significantly expand related disclosure requirements. The adoption of the amendments did not have a material impact on our consolidated financial position, results of operations or cash flows for the periods presented.

Milestone method of revenue recognition:

On January 1, 2011, we prospectively adopted guidance issued by FASB on the milestone method of revenue recognition for research and development transactions. This method relates to consideration that is contingent upon achievement of a milestone such as the payments provided for under our collaboration and license agreements. We determine the revenue recognition of contingent milestones at the inception of a collaboration and license agreement. Payments are recognized in their entirety in the period earned for substantive milestones for which the consideration (a) is commensurate with our performance to achieve the milestone or enhance the value of the delivered item, (b) relates to past performance and (c) is reasonable relative to the deliverables and payment terms within the agreement. We have determined all our milestones under our current collaboration and license agreements to be substantive. There have been no milestones recognized in the period of adoption. The adoption of the guidance did not have a material impact on the timing or pattern of revenue recognition relative to our collaboration and license agreements nor is expected to in future periods.

RESULTS OF OPERATIONS

We recorded a net loss of $7.1 million ($0.12 basic and diluted loss per common share) for the three months ended March 31, 2011 (Q1-2011), compared to a net income of $15.5 million ($0.26 basic and diluted income per common share) for the three months ended March 31, 2010 (Q1-2010). The net income for Q1-2010 was largely due to revenue recognized from the payments from Merck in 2009 pursuant to the collaboration and license agreement. These amounts were fully recognized in 2010.

Revenues

Revenue for Q1-2011 was $0.4 million, a decrease of $22.6 million from $23.0 million in Q1-2010. Revenue in Q1-2011 comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments and royalties from our collaborative partners, as well as proceeds from shipment of clinical supplies to Merck. We recorded licensing and other fees of $0.1 million in Q1-2011 and $22.9 million for Q1-2010, which was primarily attributable to the recognition of payments from Merck in 2009. Licensing and other fees are not expected to be significant during the year.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We recorded research collaborative fees of $0.3 million and $0.1 million in Q1-2011 and Q1-2010, respectively. Research collaborative fees are not expected to be significant during the year.

In fiscal 2010, we also started earning royalty revenue from Merck for the sale of BRINAVESS™ in Europe. Royalty revenue received from Merck has not been significant to date. Although, we are likely to receive increased royalty revenue as BRINAVESS™ gains market acceptance and is launched in additional countries throughout Europe, we do not expect the royalty revenue in the remainder of 2011 to be significant.

In the future, we may earn additional revenue from our collaboration and licensing agreement with Merck for the development of vernakalant (iv) and vernakalant (oral) as well as additional revenue from our collaboration and license agreement with Astellas.

Research and Development Expenditures
(in thousands of U.S. dollars)	For the Three Months Ended March 31
Project	2011	2010
Vernakalant (oral)	$251	$178
Vernakalant (iv)	1,688	2,287
GED-aPC	132	397
Other projects (including pre-clinical studies)	1,735	892
Total research and development expenses	$3,806	$3,754

Research and development (“R&D”) expenditures were $3.8 million for both Q1-2011 and Q1-2010. For the quarter ended March 31, 2011, we continue to incur ongoing costs related to the ACT 5 trial for vernakalant (iv) to follow up with existing patients as well as monitor and analyze the data collected. Expenditures related to our GED-aPC program remain at a minimal level. We increased our spending on other projects related to other internal preclinical research and development work.

For the remainder of fiscal 2011, we may continue to incur costs related to the ACT 5 trial for vernakalant (iv) depending on the result and timing of a review by the FDA and we will continue to incur costs related to the continued development of other pre-clinical and early stage research projects.

General and Administration Expenditures

General and administration (“G&A”) expenditures for Q1-2011 were $3.2 million as compared to $3.4 million for Q1-2010. G&A expenditures have remained consistent between Q1-2011 and Q1-2010 and primarily consisted of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting and professional fees. We expect our G&A expenditures to remain at current levels for the remainder of the current fiscal year.

QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010

Total revenue	$387	$374	$30,221	$12,424
Research and development	3,806	4,417	3,486	3,682
General and administration	3,224	2,740	3,505	3,272
Net income (loss)	$(7,146)	$(7,302)	$22,768	$4,560
Net income (loss) per share
Basic	$(0.12)	$(0.12)	$0.37	$0.08
Diluted	(0.12)	(0.12)	0.37	0.07

(In thousands of U.S. dollars except per share amounts)	Quarter ended
	March 31, 2010	December 31, 2009 (Adjusted)(1)	September 30, 2009 (Adjusted)(1)	June 30, 2009 (Adjusted)(1)

Total revenue	$23,045	$23,438	$19,198	$7,345
Research and development	3,754	5,788	9,290	5,376
General and administration	3,358	3,367	4,193	4,226
Net income (loss)	$15,473	$12,102	$228	$(732)
Net Income (loss) per share
Basic and diluted	$0.26	$0.20	$0.00	$(0.01)
(1) Adjustments relate to the adoption of U.S. GAAP as our primary reporting standard and U.S. dollars as our reporting currency as of January 1, 2010.

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Licensing and other fees:

The timing of payments and achievement of milestones under our collaboration and license agreements resulted in the variations in revenue. Revenue earned from Q2-2009 to Q2-2010, related to a $60.0 million upfront payment, MAA milestone payment and proceeds from shipment of clinical supplies under the collaboration and license agreement with Merck. Revenue earned in Q3-2010, was mainly due to a $30.0 million milestone payment from Merck related to the marketing approval in Europe of vernakalant (iv).

Research and Development Expenses:

The timing of clinical trials and research work performed resulted in the variations in R&D expenses. The Phase 1 clinical trial for GED-aPC completed in Q3-2009 and the AVRO Phase 3 comparator study for vernakalant (iv) completed in Q4-2009.

General and Administration Expenses:

Business development activities, strategic initiatives taken and the timing of stock based compensation expense resulted in the variations in G&A expenses. The increase in G&A expenses in 2009 was primarily associated with closing the collaboration and license agreement with Merck.

Foreign Exchange:

Prior to 2010, translation of our U.S. dollar net monetary assets into Canadian dollars for reporting purposes at period end resulted in variations in net income (loss). In Q3-2009, we recorded a $5.2 million foreign exchange loss.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during Q1-2011 were financed mainly by working capital carried forward from the preceding fiscal year. We believe that our cash position as at March 31, 2011, the anticipated cash inflows from our collaborative partners, and available credit facility will be sufficient to finance our operational and capital needs for at least 24 months. Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, fees from collaborative and license arrangements with third parties and from strategic opportunities.

At March 31, 2011, we had working capital of $66.5 million compared to $72.7 million at December 31, 2010. The decrease in working capital of $6.2 million is mainly due to funding of our current exploratory research and development projects and general and administrative costs. We had available cash reserves comprised of cash and cash equivalents of $69.8 million at March 31, 2011 compared to $76.9 million at December 31, 2010.

Sources and Uses of Cash
(in thousands of U.S. dollars)	For the Three Months Ended March 31
	2011	2010
Cash used in operating activities	$(7,276)	$(8,920)
Cash used in investing activities	(298)	(81)
Cash provided by financing activities	358	25,135
Effect of foreign exchange rate on cash and cash equivalents	135	101
Net increase (decrease) in cash and cash equivalents	$(7,081)	$16,235

Cash used in operating activities for Q1-2011 was $7.3 million, a decrease of $1.6 million from $8.9 million in Q1-2010 primarily due to timing of cash receipts from our trade receivables; and cash payments for our accounts payable and accrued liabilities.

Cash used in investing activities in Q1-2011 of $0.3 million and $0.1 million in Q1-2010 were not significant.

Cash provided by financing activities in Q1-2011 was $0.4 million as compared to $25.1 million in the same period in fiscal 2010. We received a $25.0 million advance from Merck in Q1-2010 while financing in Q1-2011 consisted mainly of employee stock option exercises.

Contractual Obligations

As of March 31, 2011 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2011	2012	2013	2014	2015	There-after	Total
Operating lease obligations	$1,323	$1,770	$1,776	$1,359	$1,281	$6,956	$14,465
Commitments for clinical research agreements and other agreements	672	37	Nil	Nil	Nil	Nil	709
Long-term debt	Nil	Nil	Nil	Nil	Nil	25,000	25,000
Interest expense on long-term debt	1,680	2,230	2,230	2,230	2,230	2,230	12,830
Total	$3,675	$4,037	$4,006	$3,589	$3,511	$34,186	$53,004

Outstanding Share Capital

As of May 16, 2011, there were 61,129,091 common shares issued and outstanding, and 5,047,176 common shares issuable upon the exercise of outstanding stock options (of which 3,193,639 were exercisable) at a weighted average exercise price of CAD $7.34 per share.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of March 31, 2011 was $0.2 million (December 31, 2010 - $0.1 million) owing to a legal firm where our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.2 million in Q1-2011 (Q1-2010 - $0.3 million) of legal fees for services provided by this legal firm.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At March 31, 2011, our cash and cash equivalents were primarily cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are also subject to interest rate fluctuations on our line of credit from Merck.

Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended March 31, 2011 and 2010

(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
(Prepared in accordance with U.S. GAAP)

	March 31,	December 31,
	2011	2010

Assets

Current assets:
Cash and cash equivalents	$69,807	$76,888
Accounts receivable	909	732
Prepaid expenses and other assets	889	1,000
	71,605	78,620

Property and equipment	1,990	2,069
Intangible assets	1,733	1,635
	$75,328	$82,324

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 4)	$4,980	$5,705
Current portion of deferred leasehold inducement	95	216
	5,075	5,921

Deferred leasehold inducement	556	486
Long-term debt	25,000	25,000
	30,631	31,407

Stockholders’ equity:
Common stock
Authorized - unlimited number with no par value
Issued and outstanding 61,129,091 (2010 - 61,052,362)	262,097	261,554
Additional paid-in capital	30,845	30,462
Deficit	(266,430)	(259,284)
Accumulated other comprehensive income	18,185	18,185
	44,697	50,917
	$75,328	$82,324

Contingencies (note 7)

Related party transactions (note 6)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Peter W. Roberts	/s/ Harold H. Shlevin
Director	Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31,	March 31,
	2011	2010

Revenue:
Licensing and other fees	$128	$22,921
Research collaborative fees	259	124
	387	23,045

Expenses:
Research and development	3,806	3,754
General and administration	3,224	3,358
Amortization	274	304
	7,304	7,416

Operating income (loss)	(6,917)	15,629

Other expenses (income):
Interest expense	547	290
Other income	(181)	(158)
Foreign exchange loss (gain)	(137)	24
	229	156

Net income (loss) for the period	(7,146)	15,473

Comprehensive income (loss)	(7,146)	15,473

Basic and diluted income (loss) per common stock (note 5)	$(0.12)	$0.26

Weighted average number of common stock outstanding - basic	61,115,761	60,518,755
Weighted average number of common stock outstanding - diluted	61,115,761	60,572,037

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
For the three months ended March 31, 2011 and 2010
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2009	$256,711	$29,669	$(294,783)	$18,185	$9,782
Net income	-	-	15,473	-	15,473
Common stock issued upon exercise of options	135	-	-	-	135
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	54	(54)	-	-	-
Stock option expense recognized	-	812	-	-	812
Balance at March 31, 2010	$256,900	$30,427	$(279,310)	$18,185	$26,202

	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2010	$261,554	$30,462	$(259,284)	$18,185	$50,917
Net loss	-	-	(7,146)	-	(7,146)
Common stock issued upon exercise of options	358	-	-	-	358
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	185	(185)	-	-	-
Stock option expense recognized	-	568	-	-	568
Balance at March 31, 2011	$262,097	$30,845	$(266,430)	$18,185	$44,697

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Three months ended
	March 31,	March 31,
	2011	2010

Cash flows from operating activities:
Net income (loss) for the period	$(7,146)	$15,473
Add items not affecting cash:
Amortization	274	304
Stock-based compensation	568	812
Deferred leasehold inducement	(51)	(48)
Unrealized foreign exchange gain	(110)	(146)
Changes in operating assets and liabilities:
Accounts receivable	(166)	583
Prepaid expenses and other assets	111	(426)
Accounts payable and accrued liabilities	(756)	(2,522)
Deferred revenue	-	(22,950)
Net cash used in operating activities	(7,276)	(8,920)

Cash flows from investing activities:
Purchase of property and equipment	(115)	(39)
Purchase of intangible assets	(183)	(42)
Net cash used in investing activities	(298)	(81)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	358	135
Proceeds from issuance of long-term debt	-	25,000
Net cash provided by financing activities	358	25,135

Effect of foreign exchange rate changes on cash and cash equivalents	135	101

Increase (decrease) in cash and cash equivalents during the period	(7,081)	16,235

Cash and cash equivalents, beginning of period	76,888	47,270

Cash and cash equivalents, end of period	$69,807	$63,505

Supplemental cash flow information:
Interest paid	$554	$3
Interest received	7	2

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2011 and 2010

1.Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010 filed with the appropriate securities commissions. The results of operations for the three-month periods ended March 31, 2011 and 2010 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and draws from a credit facility available under the Company’s collaborative agreement. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.Changes in significant accounting policies:

 (a)  Multiple-Deliverable Revenue Arrangements:

On January 1, 2011, the Company prospectively adopted amendments issued by the Financial Accounting Standards Board (“FASB”) associated with multiple-deliverable revenue arrangements. These amendments (a) provide principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; (c) eliminate the use of the residual method and require an entity to allocate the revenue using the relative selling price method; and (d) significantly expand related disclosure requirements. The adoption of the amendments did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows for the periods presented.

 (b)  Milestone method of revenue recognition:

On January 1, 2011, the Company prospectively adopted guidance issued by FASB on the milestone method of revenue recognition for research and development transactions. This method relates to consideration that is contingent upon achievement of a milestone such as the payments provided for under the Company’s collaboration and license agreements. The Company determines the revenue recognition of contingent milestones at the inception of a collaboration and license agreement.  Payments are recognized in their entirety in the period earned for substantive milestones for which the consideration (a) is commensurate with the Company’s performance to achieve the milestone or enhance the value of the delivered item, (b) relates to past performance and (c) is reasonable relative to the deliverables and payment terms within the agreement. The Company has determined all milestones under current.

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CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2011 and 2010

2.Changes in significant accounting policies (continued):

 (b) Milestone method of revenue recognition (continued):

collaboration and license agreements to be substantive. There have been no milestones recognized in the period of adoption. The adoption of the guidance did not have a material impact on the timing or pattern of revenue recognition relative to the Company’s collaboration and license agreements nor is expected to in future periods.

3.    Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long term debt. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

As of March 31, 2011, the carrying value of the Company’s long-term debt approximates its fair value based on current market borrowing rates. Accordingly, the long-term debt is classified as Level 2 in the fair value hierarchy.

4.    Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise of:

	March 31,	December 31,
	2011	2010

Trade accounts payable	$407	$603
Accrued contract research	2,873	2,693
Employee-related accruals	434	1,051
Other accrued liabilities (1)	1,266	1,358
	$4,980	$5,705

(1)	Included in other accrued liabilities at March 31, 2011 is an amount of $232 (December 31, 2010 - $146) owing to a related party (note 8).

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CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three months ended March 31, 2011 and 2010

5.Basic and diluted income (loss) per share:

As the Company incurred a loss for the three months ended March 31, 2011, all stock options were anti-dilutive and were excluded from the diluted weighted average shares outstanding for that period (March 31, 2010 - 5,037,693).

Reconciliations of the income (loss) and weighted average number of common shares used in the basic and diluted calculations are set forth below:

	For the Three Months Ended March 31
	2011	2010
Income (loss) available to common stockholders	$(7,146)	$15,473
Weighted average number of common shares for basic income (loss) per share	61,115,761	60,518,755
Dilutive effect of options	-	53,282
Diluted weighted average number of common shares for diluted income (loss) per share	61,115,761	60,572,037
Basic income (loss) per share	$(0.12)	$0.26
Diluted income (loss) per share	$(0.12)	$0.26

6.    Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three months ended March 31, 2011, the Company has incurred legal fees of $232 (March 31, 2010 - $284) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at March 31, 2011 is an amount of $232 (December 31, 2010 - $146) owing to the legal firm.

7.    Contingencies:

(a)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)
The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

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7.    Contingencies (continued):

(c)
The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

(d)	The Company is party to a proceeding related to its use of certain intellectual property; however, management believes that the possibility of a material loss arising from this matter is not likely.

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